FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BBM Now Available for Windows Phone Users	3.

Document 1

  NEWS RELEASE
July 31, 2014

FOR IMMEDIATE RELEASE

BBM Now Available for Windows Phone Users

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced a collaboration with Microsoft to bring BBM™ to Windows Phone 8 and higher.

“We are intent on bringing the most popular application experiences to Windows Phone, and with BBM, we are pleased to bring many of its top features to the Windows Phone platform,” said Bryan Biniak, Vice President and General Manager, Developer Experience, Microsoft. “BBM on Windows Phone brings our customers the secure, easy-to-use messaging experience they demand, and we expect that new features will roll out in the months to come.”

“As the popularity of BBM continues to grow, we are thrilled to have the opportunity to expand its availability to the Windows Phone community,” said John Sims, President Global Enterprise Services at BlackBerry. “The BBM app for Windows Phone shows our commitment to supporting cross-platform capabilities, and we are excited to be working with Microsoft to deliver a new level of collaboration to the Windows Phone platform.”

The BBM app for Windows Phone builds on the collaboration, privacy and security features that are at the core of the BBM experience loved by more than 85 million monthly active users around the world. Built specifically for the Windows Phone experience, BBM users will have a familiar, native user experience that embraces the clean, modern design of the Windows Phone UI.

Starting today, Windows Phone 8 users can download BBM and gain access to renowned features, including:
•
BBM Chats: The Chats page is your single destination for all your chats, including groups, multi-person and one-to-one. In a chat, you have lots of ways to share. You can attach a picture from your camera, add a voice note, send a contact, share a photo from your gallery or send your location. Chats also include BBM signature “D” and “R” notifications that allow users to know when messages are delivered and read.

•	BBM Groups: With BBM Groups, up to 50 people can be added to the conversation. Chat, share photos and schedules with even more friends.

•
Find Friends: Discover people you know that are also using BBM and invite them to your BBM contact list, from within the app. With the ability to easily share your PIN with your friends and family, connecting is easier than ever.

•
BBM Feeds: Feeds lets you see what’s happening with your BBM contacts. Here you will see when contacts update their status or profile photo. If you want to chat about one of their updates, just touch on their name and you’ll be taken to a chat. Here you can also quickly update your own status to share what you’re up to or what’s on your mind.

•	‘Pin’ to Start: Pin BBM Groups and 1:1 chats to the Start screen for easy access to your most important chats

Additional features for BBM on Windows Phone will continue to be added in future releases.

Check out more information and a “How to video” on Inside BlackBerry.

About BBM

Introduced in 2005, BBM set the standard for mobile messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.

About BlackBerry

A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Sarah Burt
BlackBerry Media Relations
sburt@blackberry.com
519-888-7465 x75606

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	July 31, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer